                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D. C. 20549



                        Report of Foreign Private Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2002


                         COMMISSION FILE NUMBER: 1-7239



                                  KOMATSU LTD.
                  --------------------------------------------
                  Translation of registrant's name into English


                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

                  --------------------------------------------

                     Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X    Form 40-F ____
                                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ___   No    X
                                             ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1.   Two company announcements made on November 8, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KOMATSU LTD.
                                   -----------------------------------
                                        (Registrant)


Date: November 19, 2002       By:            /s/ Kenji Kinoshita
                                   -----------------------------------
                                          Kenji Kinoshita
                                          Executive Officer

        Interim (Consolidated) Brief Announcement (Chukan Kessan Tanshin)
          of the Financial Results for the Fiscal Year Ended March 2003
                          [By U.S. Accounting Standard]

                                                                November 8, 2002

Name of Listed Company:
Komatsu Ltd. (regarding KOMATSU ZENOAH CO. (Delisted on September 25, 2002))

Name of Securities Exchange on Which the Company is Listed:
Tokyo, Osaka, Nagoya, Sapporo, Fukuoka
Code No. 6301
Location of Head Office: Tokyo

KOMATSU ZENOAH CO.

(i) Person to Contact: Tatsuo Kamiya, Director, General Manager, Corporate Planning Division

(ii) Telephone Number: (049) 243-1112

(iii) Date of Board of Directors' Meeting upon which the Interim Accounts are
Announced: November 8 ,2002

(iv) Whether the Company Adopts U.S. Accounting Standard: No

1. Consolidated Results for the Half Year Ended September 2002
(from April 1, 2002 to September 30, 2002)

(1) Consolidated Management Results
(Amounts less than a million yen are discarded.)

-----------------------------------------------------------------------------------------------------------
                                       Net sales           Operating Income           Ordinary Income
-----------------------------------------------------------------------------------------------------------
                               in millions of     %        in millions of     %        in millions of     %

                                     yen                         yen                         yen

Half Year Ended September           18,749      (0.7)            1,446      77.6             1,237     101.0
2002

Half Year Ended September           18,885      (8.9)              814      (1.4)              615     (13.0)
2001
-----------------------------------------------------------------------------------------------------------
Year Ended March 2002               38,481                       2,145                       1,808
-----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                   Net Income for the        Net Interim (Current)        Net Diluted Interim
                                Interim (Current) Period        Income Per Share       (Current) Income Per Share
------------------------------------------------------------------------------------------------------------------
                               in millions        %                  in yen                      in yen

                                  of yen

Half Year Ended September           607         115.1                11.46                         -
2002

Half Year Ended September           282         (16.6)                5.30                         -
2001
------------------------------------------------------------------------------------------------------------------
Year Ended March 2002               757                              14.25                         -
------------------------------------------------------------------------------------------------------------------

(Note)
(i)Equity in Earning of Affiliated Companies:
            Half Year Ended September 2002: - million yen
            Half Year Ended September 2001: - million yen
            Year Ended March 2002: - million yen
(ii) Average Number of Shares for the Period (Consolidated):
            Half Year Ended September 2002: 52,999,107 shares
            Half Year Ended September 2001: 53,272,475 shares
            Year Ended March 2002: 53,155,218 shares
(iii) Whether There Was Any Change in Accounting Method: No
(iv) Percentages shown in the Net sales, Operating Income, Ordinary Income and Net Income for the Interim (Current) Period columns describe the increase or (decrease) from the previous corresponding half year period.

(2) Consolidated Financial Position

------------------------------------------------------------------------------------------------------------------
                                  Total Assets         Shareholders'        Equity Ratio       Equity Ratio Per
                                                          Equity                                     Share
------------------------------------------------------------------------------------------------------------------
                               in millions of yen   in millions of yen            %                 in yen

Half Year Ended September            33,340               18,577                55.7                350.61
2002

Half Year Ended September            34,543               17,806                51.5                335.24
2001
------------------------------------------------------------------------------------------------------------------
Year Ended March 2002                35,725               18,217                51.0                343.70
------------------------------------------------------------------------------------------------------------------

(Note) Number of Issued Shares as of the End of Period (Consolidated):
Half Year Ended September 2002: 52,987,976 shares
Half Year Ended September 2001: 53,115,030 shares
Year Ended March 2002: 53,002,777 shares

(3) Status of Consolidated Cash Flow

------------------------------------------------------------------------------------------------------------------
                                 Cash Flow from       Cash Flow from       Cash Flow from       Balance of Cash
                                                                                                   and Cash
                                    Operating           Investment            Financing       Equivalents at End
                                   Activities           Activities           Activities            of Period
------------------------------------------------------------------------------------------------------------------
                               in millions of yen   in millions of yen   in millions of yen   in millions of yen
Half Year Ended September              972                 (155)                (874)                1,884
2002
Half Year Ended September             1,561                (455)               (1,012)               1,440
2001
------------------------------------------------------------------------------------------------------------------

Year Ended March 2002                 3,754               (2,257)              (1,037)               1,857
------------------------------------------------------------------------------------------------------------------

2. Consolidated Estimates for the Year Ended March 2003 (from April 1, 2002 to March 31, 2003)

   KOMATSU ZENOAH CO. became a wholly owned subsidiary of Komatsu Ltd. as of October 1 through a stock for stock exchange.
   As for the estimates for the full year, please refer to the Consolidated Interim Results of Komatsu Ltd.

1. Interim Consolidated Statement of Income

                                                                                                (millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                Period Current Interim       Previous Interim      Previous
Items                                                  Consolidated          Consolidated          Consolidated
                                                       Fiscal Period         Fiscal Period         Fiscal Year
                                                       from April 1, 2002    from April 1, 2001    from April 1, 2001
                                                       to September 30, 2002 to September 30, 2001 to March 31, 2002
                                                       -----------------------------------------------------------------
                                                       Amount        Percent Amount        Percent Amount        Percent
                                                                       -age                  -age                  -age
------------------------------------------------------------------------------------------------------------------------
                                                                          %                     %                     %
I.   Net sales                                             18,749     100.0      18,885     100.0      38,481     100.0
II.  Cost of Sales                                         13,706      73.1      14,569      77.2      29,377      76.3
                                                       -----------------------------------------------------------------
      Gross Income Margin                                   5,043      26.9       4,315      22.8       9,103      23.7
III. Selling, General and Administrative Expenses           3,597      19.2       3,500      18.5       6,957      18.1
                                                       -----------------------------------------------------------------
      Operating Income                                      1,446       7.7         814       4.3       2,145       5.6
IV.  Non-Operating Income                                     109       0.6         189       1.0         261       0.7
      Interest Income / Dividend Income                        26                    90                   114
      Gains from Sale of Securities                             0                    11                    11
      Foreign Exchange Gains                                    -                     -                    11
      Gain from Sale of Inventories                             -                     -                    67
      Income from Reversal of Loss from                        56                     -                     -
      Valuation of Investment Securities
      Other Non-Operating Income                               26                    86                    55
V.    Non-Operating Expense                                   318       1.7         388       2.0         598       1.6
      Interest Expenses                                        18                    17                    15
      Loss from Valuation of Investment                         -                    45                   118
      Securities
      Loss from Sale or Disposal of Fixed Assets              151                    58                   208
      Loss from Disposal of Inventories                        34                    51                   200
      Foreign Exchange Loss                                    88                   189                     -
      Other Non-Operating Expense                              26                    25                    56
                                                       -----------------------------------------------------------------
      Ordinary Income                                       1,237       6.6         615       3.3       1,808       4.7
VI.  Extraordinary Income                                       -         -           -         -          13       0.0
      Depreciation of Differences Arising                       -                     -                    13
      from Actuarial Calculation of
      Retirement Benefits
VII. Extraordinary Loss                                       137       0.7         137       0.8         494       1.3
      Depreciation of Differences Arising                     137                   137                   274
      upon Change in Accounting
      Standards Concerning
      Retirement Benefits
      Restructuring Expenses                                    -                     -                   220
Interim (Current) Net Income Before Adjustment              1,100       5.9         478       2.5       1,327       3.4
of Taxes
Income Tax, Residents Tax and Business Tax                    620       3.3         351       1.8       1,024       2.6
Adjustment of Income Tax                                     (128)     (0.6)       (154)     (0.8)       (454)     (1.2)
Minority Interests                                              1       0.0           -         -           -         -
                                                       -----------------------------------------------------------------
Interim (Current) Net Income                                  607       3.2         282       1.5         757       2.0
------------------------------------------------------------------------------------------------------------------------

2. Interim Consolidated Balance Sheets

                                                                                               (millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                         Period  As of End of           As of End of          As of End of
Items                                            Current Interim        Previous Interim      Previous
                                                 Consolidated Fiscal    Consolidated Fiscal   Consolidated Fiscal
                                                 Period                 Period                Year
                                                 (September 30, 2002)   (September 30, 2001)  (March 31, 2002)
                                                 --------------------------------------------------------------------
                                                   Amount    Percentage Amount    Percentage  Amount     Percentage
---------------------------------------------------------------------------------------------------------------------
         (Assets)                                                   %                     %                     %
 I.  Current Assets                                  22,201      66.6      22,243      67.2      24,010      64.4
      Cash and Deposit                                1,888                 1,317                 1,861
      Notes and Accounts Receivable                  12,985                15,245                15,083
      Securities                                          -                   128                     -
      Inventories                                     3,567                 3,030                 3,101
      Deferred Tax Assets                             1,339                   946                 1,243
      Short-term Loan                                 2,000                 1,300                 2,420
      Others                                            651                   473                   544
      Allowance for Doubtful Receivables               (231)                 (199)                 (243)

II.   Fixed Assets                                   11,139      33.4      12,300      32.8      11,714      35.6
(1)   Tangible Fixed Assets                           9,897      29.7      11,112      29.3      10,483      32.2
        Buildings and Constructions                   3,846                 4,195                 3,980
        Machinery and Delivery                        3,340                 4,057                 3,685
        Equipment
        Land                                          1,910                 1,927                 1,910
        Construction in Progress                          6                    41                     3
        Others                                          794                   890                   902

(2)   Intangible Fixed Assets                           338       1.0         322       0.9         307       0.9
(3)   Investment and Other Assets                       903       2.7         865       2.6         923       2.5
        Investment Securities                           453                   324                   396
        Deferred Tax Assets                               1                     1                     1
        Long-term Loan                                    4                    17                     6
        Others                                          559                   577                   569
        Allowance for Doubtful Receivables             (114)                  (56)                  (49)
---------------------------------------------------------------------------------------------------------------------
Total Assets                                         33,340     100.0      34,543     100.0      35,725     100.0
---------------------------------------------------------------------------------------------------------------------

                                                                                               (millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                          Period  As of End of           As of End of          As of End of
Items                                             Current Interim        Previous Interim      Previous
                                                  Consolidated Fiscal    Consolidated Fiscal   Consolidated Fiscal
                                                  Period                 Period                Year
                                                  (September 30, 2002)   (September 30, 2001)  (March 31, 2002)
-----------------------------------------------------------------------------------------------------------------------
                                                   Amount    Percentage  Amount    Percentage  Amount    Percentage
-----------------------------------------------------------------------------------------------------------------------
         (Liabilities)                                              %                     %                     %
 I.  Current Liabilities                             12,999      39.0      14,521      42.1      15,572      43.6
      Notes and Accounts Payable                      8,086                 9,969                 9,681
      Short-term Borrowing                              750                 1,047                 1,382
      Outstanding Payment                               386                   488                   509
      Income Taxes Payable                              650                   326                   913
      Expenses Payable                                2,359                 2,074                 2,471
      Reserve for Product Guarantee                     704                   515                   535
      Others                                             63                    99                    78
II.  Fixed Liabilities                                1,755       5.3       2,215       6.4       1,934       5.4
      Long-term Borrowing                               150                   450                   300
      Deferred Tax Liability                            301                   344                   329
      Retirement Reserves                             1,222                 1,332                 1,202
      Allowance for Retirement Benefits                  81                    87                   102
      for Directors and Statutory Auditors

-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                    14,754      44.3      16,736      48.5      17,507      49.0
-----------------------------------------------------------------------------------------------------------------------
             (Minority Interests)                         7       0.0           -         -           -         -
Minority Interests                                        7                     -                     -
                   (Capital)
I.   Capital Stock                                        -         -       5,099      14.8       5,099      14.3
II.  Capital Reserve                                      -         -       3,829      11.1       3,829      10.7
III. Consolidated Surplus                                 -         -       9,064      26.2       9,393      26.3
IV.  Other Differences Arising from                       -         -           3       0.0           1         -
     Valuation of Securities
V.   Foreign Currency Translation                         -         -        (36)      (0.1)         76       0.2
     Adjustment
VI.  Treasury Stock                                       -         -       (153)      (0.5)       (183)     (0.5)

-----------------------------------------------------------------------------------------------------------------------
Total Capital                                             -         -      17,806      51.5      18,217      51.0
-----------------------------------------------------------------------------------------------------------------------
                   (Capital)
I.   Capital Stock                                    5,099      15.3           -         -           -         -
II.  Capital Surplus                                  3,829      11.5           -         -           -         -
III. Retained Earnings                                9,847      29.5           -         -           -         -
IV.  Other Differences Arising from                       7       0.0           -         -           -         -
     Valuation of Securities
V.   Foreign Currency Translation                      (18)      (0.0)          -         -           -         -
     Adjustment
VI.  Treasury Stock                                   (186)      (0.6)          -         -           -         -

-----------------------------------------------------------------------------------------------------------------------
Total Capital                                        18,577      55.7           -         -           -         -
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests, and Capital   33,340     100.0      34,543     100.0      35,725     100.0
-----------------------------------------------------------------------------------------------------------------------

3. Interim Consolidated Statement of Retained Earnings

                                                                                                (millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                         Period  Current Interim       Previous Interim      Previous
Items                                            Consolidated Fiscal   Consolidated Fiscal   Consolidated Fiscal
                                                 Period                Period                Year
                                                 from April 1, 2002    from April 1, 2001    from April 1, 2001
                                                 to                    to                    to
                                                 September 30, 2002    September 30, 2001    March 31, 2002
                                                 ----------------------------------------------------------------
                                                        Amount                Amount                Amount
-----------------------------------------------------------------------------------------------------------------
 I.  Opening Balance of Consolidated                                -                 8,936                 8,936
     Retained Earnings
II.  Increase in Consolidated Retained
     Earnings
     Increase in Accordance with Change                   -         -          28        28          28        28
     in Accounting Period of Consolidated
     Subsidiaries                                ----------            ----------            ----------
III. Decrease in Consolidated Retained
     Earnings
     1. Dividends                                                             146                   292
     2. Bonus for Directors and                           -         -          36       182          36       328
        Statutory Auditors
                                                 ----------            ----------            ----------
IV.  Net Income for the Interim (Current)                           -                   282                   757
     Period
                                                             --------              --------              --------
V.   Balance of Consolidated Retained                                                 9,064                 9,393
     Earnings at End of Interim (Current)
     Fiscal Period
-----------------------------------------------------------------------------------------------------------------
             (Capital Surplus)
I.   Opening Balance of Capital Surplus                         3,829                     -                     -
II.  Balance of Capital Surplus at End of                       3,829                     -                     -
     Interim Fiscal Period
                                                             --------              --------              --------
         (Retained Earnings)
I.   Opening Balance of Retained                                9,393                     -                     -
     Earnings
II.  Increase in Retained Earnings
     1. Interim Net Income                              607                     -                     -
     2. Increase in Accordance with                      28       635           -         -           -         -
        Increase in Consolidated
        Subsidiaries
                                                 ----------
III. Decrease in Retained Earnings
     1. Dividends                                       145                     -                     -
     2. Bonus for Directors and                          36       181           -         -           -         -
        Statutory Auditors
                                                 ----------------------------------------------------------------
IV.  Balance of Retained Earnings at End                        9,847                     -                     -
     of Interim Fiscal Period
                                                             --------              --------              --------

-----------------------------------------------------------------------------------------------------------------

4. Interim Consolidated Cash Flow Statement

                                                                                                 (millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                           Period   Current Interim      Previous Interim     Previous
Items                                               Consolidated Fiscal  Consolidated Fiscal  Consolidated Fiscal
                                                    Period               Period               Year
                                                    from April 1, 2002   from April 1, 2001   from April 1, 2001
                                                    to                   to                   to
                                                    September 30, 2002   September 30, 2001   March 31, 2002
                                                    ---------------------------------------------------------------
                                                          Amount               Amount               Amount
-------------------------------------------------------------------------------------------------------------------
 I.  Cash Flow from Operating
     Activities
      Interim (Current) Net Income Before                       1,100                   478                 1,327
      Adjustment of Taxes
      Depreciation Cost                                           858                   959                 2,007
      Loss from Valuation of Investment                             -                    45                   118
      Securities
      Income from Reversal of Loss from                           (56)                    -                     -
      Valuation of Investment Securities
      Loss from Valuation of Golf Club                              7                     2                    27
      Membership
      Increase or (Decrease) in Retirement                         19                   (72)                 (202)
      Reserves
      Increase or (Decrease) in Allowance                         (21)                    9                    24
      for Retirement Benefits for Directors
      and Statutory Auditors
      Increase in Allowance for Doubtful                           52                    58                    72
      Receivables
      Increase in Reserve for Product                             169                    55                    74
      Guarantee
      Interest Income / Dividend Income                           (26)                  (90)                 (114)
      Income from Sale of Investment                               (0)                  (11)                  (11)
      Securities
      Other Income from Sale of                                    (6)                    -                     -
      Investments
      Interest Expense                                             18                    17                    15
      Loss from Sale or Disposal of Fixed                         151                    58                   208
      Assets
      Decrease in Accounts Receivable                           1,915                 2,592                 2,950
      Increase in Inventories                                    (459)                 (129)                 (141)
      (Increase) or Decrease in Other                            (160)                   79                    (9)
      Assets
      Decrease in Purchasing Obligations                       (1,515)               (2,304)               (2,734)
      Increase or (Decrease) in Other                            (145)                  (83)                  361
      Liabilities
      Foreign Exchange (Income) or Loss                           (22)                    4                    (8)

         Bonus Paid for Directors                           (36)                  (36)            (36)
         and Statutory Auditors
                                               -----------------------------------------------------------
             Sub-total                                    1,842                 1,633            3,927
         Interests and Dividends Received                    26                    74               88
         Interests Paid                                     (17)                  (16)             (17)
         Income Tax Paid                                   (879)                 (128)            (244)
                                               -----------------------------------------------------------
     Cash Flow from Operating Activities                    972                 1,561            3,754
----------------------------------------------------------------------------------------------------------
II.     Cash Flow from Investment
        Activities
         Purchases of                                         -                    (1)            (140)
         Investment Securities
         Proceeds from Sale of Investment                     0                    12               12
         Securities
         Acquisition of                                     (14)                    -                -
         Other Investments
         Proceeds from Sale of Other                          8                     -                -
         Investments
         Capital Expenditures                              (479)                 (863)          (1,373)
         Proceeds from Sale of Tangible                       3                    75               81
         Fixed Assets
         Acquisition of                                     (95)                  (63)            (115)
         Intangible Fixed Assets
         Investments in                                       -                  (210)            (210)
         Affiliates
         (Increase) or Decrease in                          421                   596             (511)
         Loans-Receivables
                                               -----------------------------------------------------------
     Cash Flow from Investment Activities                  (155)                 (455)          (2,257)
----------------------------------------------------------------------------------------------------------
III.    Cash Flow from Financing
        Activities
         Repayment of                                      (574)                 (659)            (350)
         Short-term Loans
         Repayment of                                      (150)                 (150)            (300)
         Long-term Loans
         Reacquisition of                                    (3)                  (59)             (88)
         Treasury Stock
         Dividends Paid                                    (146)                 (144)            (297)
         Dividends Paid to Minority                          (0)                    -                -
         Shareholders
                                               -----------------------------------------------------------
     Cash Flow from Financial Activities                   (874)               (1,012)          (1,037)
----------------------------------------------------------------------------------------------------------
IV.  Effect of Exchange Rate Change on                        2                   (17)              33
     Cash and Cash Equivalents
                                               -----------------------------------------------------------
V.   Increase or (Decrease) in Cash                         (54)                   75              492
     and Cash Equivalents

VI.  Cash and Cash Equivalents,                           1,857                 1,412            1,412
     Beginning of Year

VII. Adjustment for Change of                                 -                   (47)             (47)
     Accounting Period on
     Consolidated Subsidiaries

VIII.Adjustment for Increase in                              80                     -                -
     Consolidated Subsidiaries
                                               -----------------------------------------------------------
IX.  Cash and Cash Equivalents, End                       1,884                 1,440            1,857
     of Interim (Current) Period
                                               ===========================================================

----------------------------------------------------------------------------------------------------------

                                       9

        Interim (Consolidated) Brief Announcement (Chukan Kessan Tanshin)
          of the Financial Results for the Fiscal Year Ended March 2003
                          [By U.S. Accounting Standard]


                                                                November 8, 2002

Name of Listed Company:
Komatsu Ltd. (regarding Komatsu Forklift CO., LTD. (Delisted on September 25,
2002))


Name of Securities Exchange on Which the Company is Listed:
Tokyo, Osaka, Nagoya, Sapporo, Fukuoka
Code No. 6301
Location of Head Office: Tokyo

-------------------------------------------------------------------------------

Komatsu Forklift CO., LTD.

(i) Person to Contact: Ikuo Shionoya, General Manager, Administration Dept.

(ii) Telephone Number: (03) 3224-6522

(iii) Date of Board of Directors' Meeting upon which the Interim Accounts are
Announced: November 7, 2002

(iv) Whether the Company Adopts U.S. Accounting Standard: No

1. Consolidated Results for the Half Year Ended September 2002
(from April 1, 2002 to September 30, 2002)

(1) Consolidated Management Results
(Amounts less than a million yen are discarded.)

-------------------------------------------------------------------------------------------------------------------------
                                  Net sales                    Operating Income               Ordinary Income
-------------------------------------------------------------------------------------------------------------------------
                               in millions of      %         in millions of       %        in millions of         %
                                    yen                            yen                            yen
Half Year Ended September        44,108           (4.1)           883            31.2             804            37.7
2002
Half Year Ended September        45,992          (10.3)           673           (25.1)            584             7.7
2001
-------------------------------------------------------------------------------------------------------------------------
Year Ended March 2002            89,869                           372                             280
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                               Net Income for the           Net Interim (Current)     Net Diluted Interim
                                Interim (Current)            Income Per Share         (Current) Income Per
                                    Period                                                 Share
--------------------------------------------------------------------------------------------------------------
                                 in millions       %             in yen                    in yen
                                    of yen
Half Year Ended September
2002                                 241       1,621.4            1.94                       -
Half Year Ended September
2001                                  14         (84.6)           0.12                       -
--------------------------------------------------------------------------------------------------------------
Year Ended March 2002             (3,265)                       (26.32)                      -
--------------------------------------------------------------------------------------------------------------

(Note)
(i) Equity in Earnings of Affiliated Companies:
            Half Year Ended September 2002: 50 million yen
            Half Year Ended September 2001: 7 million yen
            Year Ended March 2002: 84 million yen

(ii) Average Number of Shares for the Period (Consolidated):
            Half Year Ended September 2002: 124,028,556 shares
            Half Year Ended September 2001: 124,045,143 shares
            Year Ended March 2002: 124,043,323 shares

(iii) Whether There Was Any Change in Accounting Method: No
(iv) Percentages shown in the Net sales, Operating Income, Ordinary Income and Net Income for the Interim (Current) Period columns describe the increase or (decrease) from the previous corresponding half year period.

(2) Consolidated Financial Position

-------------------------------------------------------------------------------------------------------
                               Total Assets       Shareholders'     Equity Ratio    Equity Ratio Per
                                                     Equity                               Share
-------------------------------------------------------------------------------------------------------
                              in millions of     in millions of           %              in yen
                                  yen                yen
Half Year Ended September         86,331             37,714             43.7             304.13
2002
Half Year Ended September         89,721             40,560             45.2             326.98
2001
-------------------------------------------------------------------------------------------------------
Year Ended March                  86,580             37,950             43.8             305.95
2002
-------------------------------------------------------------------------------------------------------

(Note) Number of Issued Shares as of the End of Period (Consolidated):
Half Year Ended September 2002: 124,005,135 shares
Half Year Ended September 2001: 124,045,496 shares
Year Ended March 2002: 124,039,073 shares

(3) Status of Consolidated Cash Flow

---------------------------------------------------------------------------------------------------------------------
                                 Cash Flow              Cash Flow             Cash Flow          Balance of Cash
                                from Operating            from              from Financing          and Cash
                                  Activities            Investment            Activities        Equivalents at End
                                                        Activities                                 of Period
---------------------------------------------------------------------------------------------------------------------
                             in millions of yen    in millions of yen    in millions of yen     in millions of yen
Half Year Ended September             (220)                (198)                1,079                1,964
2002
Half Year Ended September              848                 (118)                 (676)               1,213
2001
---------------------------------------------------------------------------------------------------------------------
Year Ended March 2002                1,316                 (801)                 (696)               1,562
---------------------------------------------------------------------------------------------------------------------

2. Consolidated Estimates for the Year Ended March 2003 (from April 1, 2002 to March 31, 2003)

   Komatsu Forklift CO., LTD. became a wholly owned subsidiary of Komatsu Ltd. as of October 1 through a stock for stock exchange.

   As for the estimates for the full year, please refer to the Consolidated Interim Results of Komatsu Ltd.

Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

                                                                                                (millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                     Current Interim       Previous Interim      Previous
                                                     Consolidated          Consolidated          Consolidated
                                                     Fiscal Period         Fiscal Period         Fiscal Year
                  Items                              (As of September      (As of September      (As of March 31,
                                                     30, 2002)             30, 2001)             2002)
                                                 -----------------------------------------------------------------
                                                     Amount    Percent     Amount      Percent   Amount    Percent
                                                                -age                    -age                -age
------------------------------------------------------------------------------------------------------------------
           (Assets)                                               %                       %                   %

 I.  Current Assets
      Cash and Deposit                                1,964                 1,213                 1,562
      Notes and Accounts Receivable                  14,174                16,118                14,468
      Inventories                                    12,271                13,949                12,260
      Deferred Tax Assets                             1,993                 1,800                 2,157
      Others                                          4,293                 4,669                 4,153
      Allowance for Doubtful Receivables               (431)                 (330)                 (481)
           Total Current Assets                      34,265      39.7      37,419      41.7      34,121      39.4

II.   Fixed Assets
      Tangible Fixed Assets

        Buildings and Constructions                   9,458                 9,937                 9,861
        Machinery and Delivery                       20,750                21,209                20,631
        Equipment
        Land                                         12,324                12,278                12,329
        Construction in Progress                          7                   164                   258
        Others                                        1,303                   942                   786
           Total Tangible Fixed Assets               43,845      50.8      44,532      49.6      43,866      50.7
      Intangible Fixed Assets                           853       1.0       1,066       1.2       1,067       1.2
      Investment and Other Assets
        Investment Securities                         3,513                 3,314                 3,421
        Long-term Loan                                  492                   602                   679
        Prepaid Pension Expense                         804                     -                   606
        Deferred Tax Assets                           1,326                 1,228                 1,543
        Others                                        1,231                 1,558                 1,276
        Allowance for Doubtful                           (1)                   (1)                   (1)
        Receivables
        Total Investment and Other Assets             7,366       8.5       6,701       7.5       7,524       8.7
           Total Fixed Assets                        52,065      60.3      52,301      58.3      52,458      60.6
------------------------------------------------------------------------------------------------------------------
Total Assets                                         86,331     100.0      89,721     100.0      86,580     100.0
------------------------------------------------------------------------------------------------------------------

                                                                                               (millions of yen)
------------------------------------------------------------------------------------------------------------------
                     Items                       Current Interim       Previous Interim       Previous
                                                 Consolidated          Consolidated           Consolidated
                                                 Fiscal Period         Fiscal Period          Fiscal Year
                                                 (As of September      (As of September       (As of March 31,
                                                 30, 2002)             30, 2001)              2002)
                                                ------------------------------------------------------------------
                                                 Amount       Percent  Amount       Percent   Amount      Percent
                                                                -age                  -age                  -age
------------------------------------------------------------------------------------------------------------------
                                                                     %                     %                     %
I.   Current Liabilities
      Notes and Accounts Payable                     15,890                16,543                14,354
      Short-term Borrowing                           16,783                14,816                16,626
      Income Taxes Payable                              208                   278                   248
      Expenses Payable                                3,136                 3,122                 3,681
      Reserve for Bonus Payment                       1,200                 1,433                 1,266
      Reserve for After-sales Service                    36                    40                    23
      Notes Payable-Construction                        726                   287                   113
      Others                                          1,908                 2,361                 4,845
           Total Current Liabilities                 39,892      46.2      38,885      43.3      41,161      47.5
II.  Fixed Liabilities
      Long-term Borrowing                             7,311                 7,963                 6,184
      Retirement Reserves                             1,349                 2,248                 1,225
           Total Fixed Liabilities                    8,660      10.0      10,211      11.4       7,409       8.6
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                    48,553      56.2      49,096      54.7      48,570      56.1
------------------------------------------------------------------------------------------------------------------
             (Minority Interests)
              Minority Interests                         62       0.1          63       0.1          59       0.1
------------------------------------------------------------------------------------------------------------------
                   (Capital)
I.   Capital Stock                                        -         -      11,411      12.7      11,411      13.2
II.  Capital Surplus                                      -         -      19,704      22.0      19,704      22.7
III. Consolidated Reserves                                -         -      10,616      11.8       7,335       8.5
IV.  Other Differences Arising from                       -         -          68       0.1         154       0.2
     Valuation of Securities
V.   Foreign Currency Translation                         -         -      (1,240)     (1.4)       (655)     (0.8)
     Adjustment
VI.  Treasury Stock                                       -         -          (0)     (0.0)         (1)     (0.0)
------------------------------------------------------------------------------------------------------------------
Total Capital                                             -         -      40,560      45.2      37,950      43.8
------------------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests, and                -         -      89,721     100.0      86,580     100.0
Capital
------------------------------------------------------------------------------------------------------------------
                   (Capital)
I.   Capital Stock                                   11,411      13.2
II.  Capital Surplus                                 19,704      22.8
III. Retained Earnings                                7,310       8.5
IV.  Other Differences Arising from                     209       0.2
     Valuation of Securities
V.   Foreign Currency Translation                      (914)     (1.1)
     Adjustment
VI.  Treasury Stock                                      (6)     (0.0)
------------------------------------------------------------------------------------------------------------------
Total Capital                                        37,714      43.7
------------------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests, and           86,331     100.0
Capital
------------------------------------------------------------------------------------------------------------------

(2) Interim Consolidated Statement of Income

                                                                                                  (millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                Current Interim         Previous Interim        Previous
                                                Consolidated Fiscal     Consolidated Fiscal     Consolidated Fiscal
                                                Period                  Period                  Year
                                                from April 1, 2002      from April 1, 2001      from April 1, 2001
                      Items                     to                      to                      to
                                                September 30, 2002      September 30, 2001      March 31, 2002
                                                -------------------------------------------------------------------
                                                Amount       Percent    Amount      Percent     Amount     Percent
                                                               -age                   -age                   -age
-------------------------------------------------------------------------------------------------------------------
                                                                   %                     %                     %
 I.  Net sales                                      44,108     100.0      45,992     100.0      89,869     100.0
II.  Cost of Sales                                  32,202      73.0      32,254      70.2      64,195      71.4
                                                -------------------------------------------------------------------
      Gross Income Margin                           11,905      27.0      13,737      29.8      25,674      28.6
III. Selling, General and Administrative            11,022      25.0      13,063      28.4      25,301      28.2
     Expenses
                                                -------------------------------------------------------------------
     Operating Income                                  883       2.0         673       1.4         372       0.4
IV.  Non-Operating Income                              269       0.6         341       0.7         606       0.7
      (Interest Income)                                (38)                  (40)                  (81)
      (Investment Income on Equity                     (50)                   (7)                  (84)
      Method)
      (Other Non-Operating Income)                    (180)                 (292)                 (440)
V.    Non-Operating Expense                            348       0.8         430       0.9         698       0.8
      (Interest Expenses)                              (59)                  (65)                 (132)
      (Loss from Sale or Disposal of                  (108)                  (18)                 (141)
      Fixed Assets)
      Other Non-Operating Expense                     (180)                 (347)                 (424)
                                                -------------------------------------------------------------------
      Ordinary Income                                  804       1.8         584       1.2         280       0.3
VI.  Special Income                                    215       0.5          82       0.2          68       0.1
      (Gain from Sale of Parent Company                 (-)                  (68)                  (68)
      Stock)
      (Other Special Income)                          (215)                  (14)                   (-)
VII. Special Loss                                      286       0.6         230       0.5       3,785       4.2
      (Expenses for Retirement Benefits)              (148)                 (197)                 (494)
      (Restructuring Expenses)                        (137)                   (-)               (2,750)
      (Loss from Valuation of Investment                (-)                  (32)                   (-)
      Securities)
      (Other Special Loss)                              (-)                   (-)                 (539)
                                                -------------------------------------------------------------------
Interim Net Income Before Adjustment of Taxes          733       1.7         436       0.9      (3,436)     (3.8)
or (Current Net Loss Before Adjustment of
Taxes)
Income Tax, Residents Tax and Business Tax             170       0.4         238       0.5         412       0.5
Adjustment of Income Tax                               317       0.7         183       0.4        (578)     (0.6)
Minority Interests                                      (3)     (0.0)         (0)     (0.0)          4       0.0
                                                -------------------------------------------------------------------
Interim Net Income or (Current Net Loss)               241       0.5          14       0.0      (3,265)     (3.6)
-------------------------------------------------------------------------------------------------------------------

(3) Interim Consolidated Statement of Retained Earnings

                                                                                                  (millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                Current Interim         Previous Interim        Previous
                                                Fiscal Period           Fiscal Period           Fiscal Year
                                                from April 1, 2002      from April 1, 2001      from April 1, 2001
                      Items                     to                      to                      to
                                                September 30, 2002      September 30, 2001      March 31, 2002
                                                -------------------------------------------------------------------
                                                        Amount                Amount                Amount
-------------------------------------------------------------------------------------------------------------------
 I.  Opening Balance of Consolidated                                -                11,237                11,237
     Retained Earnings
II.  Decrease in Consolidated Retained
     Earnings
     1. Dividends                                         -                   249                   249
     2. Bonus for Directors and                           -                    43                    43
       Statutory Auditors
     3. Decrease in Accordance with                       -         -         343       635         343       636
        Change in Consolidation Period
                                                 -----------           -----------           -----------
III. Interim Net Income or                                          -                    14                (3,265)
     (Current Net Loss)
                                                             ---------             ---------             ---------
IV.  Balance of Consolidated Retained                               -                10,616                 7,335
     Earnings at End of Interim (Current)
     Fiscal Period
----------------------------------------------------------------------             ---------             ---------
               (Capital Surplus)
I.   Opening Balance of Capital Surplus
     1. Opening Balance of Capital                   19,704    19,704
        Reserve
II.  Balance of Capital Surplus at End of                      19,704
     Interim Fiscal Period
                                                             ---------
              (Retained Earnings)
I.   Opening Balance of Retained
     Earnings
     1. Opening Balance of Consolidated               7,335     7,335
        Reserves
                                                 -----------
II.  Increase in Retained Earnings
     1. Interim Net Income                              241       241
                                                 -----------
III. Decrease in Retained Earnings
     1. Dividends                                       249
     2. Bonus for Directors and                          17       267
       Statutory Auditors
                                                 ----------- ---------
IV.  Balance of Retained Earnings at End                        7,310
     of Interim Fiscal Period
-------------------------------------------------------------------------------------------------------------------

(4) Interim Consolidated Cash Flow Statement

                                                                                                 (millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                 Current Interim       Previous Interim      Previous
                                                 Consolidated Fiscal   Consolidated Fiscal   Consolidated Fiscal
                                                 Period                Period                Year
                     Items                       from April 1, 2002    from April 1, 2001    from April 1, 2001
                                                 to                    to                    to
                                                 September 30, 2002    September 30, 2001    March 31, 2002
                                                 -----------------------------------------------------------------
                                                        Amount                Amount                Amount
------------------------------------------------------------------------------------------------------------------
 I.  Cash Flow from Operating Activities
  1.  Interim Net Income Before                                  733                   436               (3,436)
      Adjustment of Taxes or (Current Net
      Loss Before Adjustment of Taxes)
  2.  Depreciation Cost                                        5,042                 5,120                9,704
  3.  Loss from Valuation of Golf Club                             8                    21                    -
      Membership
  4.  Income from Sale of Fixed Assets                             -                    43                    -
  5.  Loss from Sale or Disposal of Fixed                        108                    18                  141
      Assets
  6.  Expenditure on Acquisition of                           (5,520)               (6,131)             (11,414)
      Assets for Lease or Rent
  7.  Income from Sale of Assets for                           1,644                 1,441                3,439
      Lease or Rent
  8.  Increase or (Decrease) in Allowance                        (49)                  (27)                 122
      for Doubtful Receivables
  9.  Increase or (Decrease) in Reserve for                      (65)                  (29)                (196)
      Bonus Payment
  10. Increase or (Decrease) in Retirement                       124                  (259)              (1,281)
      Reserves
  11. Decrease or (Increase) in Prepaid                         (197)                    -                 (606)
      Pension Expense
  12. Interests Income / Dividend Income                         (44)                  (49)                 (91)
  13. Interest Expense                                            59                    65                  132
  14. Gain from Sale of Parent Company                             -                   (68)                 (68)
      Stock
  15. Investment Income on Equity                                (50)                   (7)                 (84)
      Method
  16. Decrease or (Increase) in Accounts                         294                 4,478                6,127
      Receivable
  17. Decrease or (Increase) in Inventories                      (10)               (1,250)                 438
  18. Decrease or (Increase) in Other                           (140)                 (514)                   1
      Current Assets
  19. Increase or (Decrease) in Purchase                       1,536                (1,613)              (3,801)
      Obligations
  20. Increase or (Decrease) in Expenses                        (544)                 (641)                (166)
      Payable

  21. Increase or (decrease) in Outstanding       (2,784)        -        2,798
      Payment
  22. Others                                        (151)      420          356
                                                -------------------------------
Sub-total                                             (8)    1,451        2,114
  23. Bonus Paid for Directors                       (17)      (43)         (43)
      and Statutory Auditors
  24. Interests and Dividends Received                49        49           99
  25. Interests Paid                                 (59)      (65)        (132)
  26. Income Tax Paid                               (183)     (543)        (722)
                                                -------------------------------
     Cash Flow from Operating Activities            (220)      848        1,316
II.  Cash Flow from Investment Activities
  1.  Acquisition of Tangible Fixed Assets          (982)   (1,229)      (2,391)
  2.  Proceeds from Sale of Tangible                 547       151          431
      Fixed Assets
  3.  Acquisition of Intangible Fixed                (71)     (101)        (240)
      Assets
  4.  Proceeds from Sale of Other Fixed              117        63          454
      Assets
  5.  Acquisition of Investment Securities            (3)       (8)           -
  6.  Proceeds from Sale of Parent                     -       821          821
      Company Stock
  7.  Proceeds from Sale of Investment                 7       137          154
      Securities
  8.  Expenditure on Lending                         (30)      (40)        (235)
  9.  Proceeds from Collection of Loaned             216        86          204
      Amount
                                                -------------------------------
     Cash Flow from Investment Activities           (198)     (118)        (801)
III. Cash Flow from Financing Activities
  1.  Increase or (Decrease) in Short-term           207    (1,591)         167
      Borrowing
  2.  Long-term Borrowing                          3,800     3,500        4,800
  3.  Expenditure on Repayment of                 (2,673)   (2,334)      (5,413)
      Long-term Borrowing
  4.  Dividends Paid by Parent Company              (249)     (248)        (248)
  5.  Dividends Paid to Minority                      (0)       (1)          (1)
      Shareholders
  6.  Others                                          (5)        -           (0)
                                                -------------------------------
     Cash Flow from Financing Activities           1,079      (676)        (696)
                                                -------------------------------
IV.  Effect of Exchange Rate Change on              (259)      389          975
     Cash and Cash Equivalents
V.   Increase or (Decrease) in Cash                  401       444          794
     and Cash Equivalents
VI.  Cash and Cash Equivalents,                    1,562     1,112        1,112
     Beginning of Year
     Adjustment for Change of Accounting               -      (343)        (343)
     Period of Consolidated Subsidiaries
                                                -------------------------------
VII. Cash and Cash Equivalents, End of             1,964     1,213        1,562
     Interim (Current) Period
-------------------------------------------------------------------------------